June 20, 2018

Terry Howlett
President and Chief Executive Officer
Skinvisible, Inc.
6320 South Sandhill Road, Suite 10
Las Vegas, NV 89120

       Re: Skinvisible, Inc.
           Amendment No. 1 to
           Preliminary Proxy Statement on Schedule 14A
           Filed June 11, 2018
           File No. 000-25911

Dear Mr. Howlett:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 11, 2018 letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed June 11,
2018

Merger Consideration, page 21

1. We note your revisions to the proxy statement in response to our prior comment 3. Please further revise your disclosure to include quantitative examples of the potential dilutive effect on existing Skinvisible shareholders based on estimates of the number of shares that you may issue pursuant to the Debt Conversion Agreements and in the Private Placement.
      Please also explain how this will impact the percentage ownership held by existing
      Skinvisible shareholders in the Combined Company.
 Terry Howlett
FirstName LastNameTerry Howlett
Skinvisible, Inc.
Comapany NameSkinvisible, Inc.
June 20, 2018
June 20, 2018 Page 2
Page 2
FirstName LastName



2. Based on the calculations you provide on page 21, it appears that the Exchange Ratio will be reduced from approximately 27.5% to a percentage equal to (i) 27.5% minus (ii) the product of (x) 0.000004 and (y) the amount of the remaining indebtedness rather than (x)
         0.00000004 and (y) the amount of the remaining indebtedness. Please revise your disclosure throughout the proxy statement accordingly. In addition, where you disclose that the Exchange Ratio of 27.5%, please also disclose the reduced Exchange Ratio in the event that the none of the third party indebtedness is converted. Background of the Merger, page 22

3. We note your revisions in response to our prior comment 4. Please expand your disclosure to discuss how you and Quoin arrived at the Exchange Ratio, including any valuations considered by each of the parties.
Information with Respect to Quoin
Overview, page 31

4. We note your revisions in response to our prior comment 6 and reissue in part. Please expand your disclosure to include a description of any material intellectual property that
         Quoin owns and/or licenses and any material license/collaboration agreements to which you are party, including any agreements with the US Department of Veterans Affairs. In your description of the Polytherapeutics agreement, please also disclose the royalty percentage payable, the royalty term, and any term and termination provisions.
5. We note your revised disclosure on page 32 that Quoin has not initiated any formal clinical testing for QRX001 and QRX002 nor has it filed any IND's or held discussions with the FDA. Please clearly state throughout your proxy statement, including each place that you discuss Quoin's business, that Quoin is a preclinical stage company and has not had any discussions with the FDA. Please also remove your statement that Quoin expects to generate Phase 2 data in 2018 given that it has not yet started Phase 1 trials and has not submitted an IND. In addition, please explain the statement on page 24 that Quoin's management has guided their product through successful negotiations with the FDA from pre-IND through the end of Phase 2. If this statement refers to an alternative product at a different company, please make this clear. We also note statements throughout that Quoin has a broad relationship with the VA for the development of QRX002 and the VA has appointed two of its top researchers as Principal Investigators for clinical development which will be performed at VA facilities. Please disclose whether you have any written agreements with the VA or the Principal Investigators relating to the clinical development of QRX002. If not, please disclose whether the VA and/or the Principal Investigators are obligated to participate in the clinical development and whether the VA has committed any funding toward the development.
 Terry Howlett
Skinvisible, Inc.
June 20, 2018
Page 3
Unaudited Pro Forma Condensed Combined Financial Statements, page 40

6. We note your revisions to the proxy statement in response to our prior comment 5. Please also provide two years of audited financial statements and quarterly financial information for the quarter ended March 31, 2018 pursuant to Item 17(b)(7) and (8) of Form S-4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any other questions.


FirstName LastNameTerry Howlett
                                                            Division of
Corporation Finance
Comapany NameSkinvisible, Inc.
                                                            Office of
Healthcare & Insurance
June 20, 2018 Page 3
cc:       Scott Doney
FirstName LastName